GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 AIRPORT DRIVE
CHOWCHILLA, CA 93610
559-665-5800

August 4, 2005

VIA FAX AND EDGAR

Mr. Josh Forgione
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re: Global Diversified Industries, Inc.
File No. 333-8321
 Form 10-KSB for Year Ended April 30, 2004
Forms 10-QSB for quarters ended October 31, 2004

Dear Mr. Forgione:

This will acknowledge receipt of your letter of comment dated August 3, 2005 with regard to the above referenced filings. Our responses reference your comment numbers as follows:

Comment 1

We have considered the various input methods and output methods to measure progress on contracts under SOP 81-1. The modular structures are not standardized, homogenous units that are mass produced, but rather each building plan is modified by contract per the Buyer’s specifications. We have prepared and attach a schedule of our six (6) basic plans which include the typical modifications and their related costs. We have also included a representative sample of the sales prices of the 24 x 40 PC# 02-105411 model , modified by the respective Buyers.

As can be noted , the model’s sales prices can vary widely, from $47,498 to $113,356 per unit, depending upon the Buyer’s specifications. The direct costs incurred would also vary accordingly.

Given the varying degree of effort that is devoted to each contracted modular structure resulting from the Buyers’ modifications, the Company’s management has chosen an input measuring approach (a combination of direct labor hours expended and raw materials used) to measure the progress of each contract.

Management believes its experience in the industry provides it with the judgment needed to utilize this approach for measuring the progress on contracts.
Comment 2

We have acknowledge the disclosure of our policy of not recognizing revenues until delivery of the modular structures had occurred in our April 30, 2004 financial statements was inaccurate. The Company’s policy has been to capitalized the direct costs (materials and direct labor) of its construction in progress by adjusting inventories at each balance sheet date, as represented by work-in-progress and finished goods, and recognizing the respective amounts as revenues.

As of April 30, 2004, the Company’s work-in-progress and finished goods inventories represents the unbilled direct costs incurred as of April 30, 2004 of $ 402,023, which was included in income from operations during the year ended April 30, 2004.

The impact on the historical financial statements would be the reclassification of the amounts representing work-in-progress and finished goods inventories to a separate current asset account, costs in excess of billings on contracts of $402,023. There would be no impact on the statement of operations.

In connection with the preparation of our April 30, 2005 financial statements, we will revise our disclosures as described in our letter of August 2, 2005, including separately disclosing costs incurred in excess of billings.

Comment 3

The August 2, 2005 letter has been filed on EDGAR

We thank you in advance for your assistance in this matter. Since we are in the process of preparing our financial statements in connection with the year ended April 30, 2005 to be included in our Annual Report on Form 10K SB, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact us.

Sincerely,

GLOBAL DIVERSIFIED INDUSTRIES, INC.
/s/ Phillip O Hamilton
__________________________
Phillip O Hamilton
Chairman & CEO